Exhibit 99.1

PRESS RELEASE

Sanofi nominates Professor Bonnie L. Bassler

to its Board of Directors

Paris, France - November 18, 2014 - Sanofi today announced the nomination of Bonnie L. Bassler as independent member of its Board of Directors.

Professor Bassler, 52, is a Howard Hughes Medical Institute Investigator, the Squibb Professor in Molecular Biology, and the Chair of the Department of Molecular Biology at Princeton University located in Princeton, New Jersey, United States. She has more than 20 years of experience in molecular biology and leads one of the finest and most prestigious academic biology departments in the world.

“Professor Bassler’s scientific expertise in Molecular Biology and her great leadership skills makes her an outstanding addition to our board,” said Serge Weinberg, Chairman of the Board and CEO, Sanofi. “We look forward to her contribution to Sanofi’s strategy as we continue to innovate and introduce new medicines and vaccines that can help improve health outcomes.”

Appointed by President Barack Obama in 2011, Professor Bassler serves as a member of the United States National Science Board which oversees the National Science Foundation.

Bonnie L. Bassler, Howard Hughes Medical Institute Investigator, Squibb Professor in Molecular Biology, and Chair of the Department of Molecular Biology at Princeton University said, “It is a great honor for me to join Sanofi’s Board of Directors. Sanofi is one of the leading international pharmaceutical companies in the world and I look forward to working closely with members of the Board and the company to support Sanofi’s mission to develop and introduce innovative therapies.”

Professor Bassler serves on oversight, grant, fellowship and award panels for organizations including the National Academies of Sciences, United States National Institutes of Health, United States National Science Foundation, American Society for Microbiology, Keck Foundation, Burroughs Wellcome Trust, Jane Coffin Childs Fund, PEW Charitable Trust, Gordon and Betty Moore Foundation, and the MIT Whitehead Institute.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Gregory Miley	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com